FIRST CAPITAL BANCSHARES INC.

2001 ANNUAL REPORT

Table of Contents

Dear Shareholder,

2001 was a significant year for your Company. The events of September 11 impacted our operations in several areas. One was the disruption in phone line installations, which created lengthy delays in moving into our new buildings in both Bennettsville, South Carolina, and Laurinburg, North Carolina. However, by December 31, we were operating effectively in the new locations. Secondly, effects of the September 11 event and the recession have impacted the economy in our markets. The economy in our area continued to slow in the fourth quarter of 2001, creating slower loan and deposit growth.

Our bank subsidiary, which has a Federal Charter, continues to have good growth in both Bennettsville and Laurinburg. The Company has achieved its goal of being a multi-state banking holding company. The Bank opened a loan production office in McColl, South Carolina, in January of 2002. This will give us additional opportunities to grow our Bank. In addition, the Bank has reached an agreement with a brokerage firm to provide products which we do not sell at the present time. A mortgage loan department was opened in Laurinburg in December 2001. We believe the brokerage products and the mortgage loan business will provide the Bank additional fee income as we strive to achieve our most important goal, which is to be profitable.

The Company has now completed its second calendar year of operations. At year end, assets stood at $27,873,083 which represents a 60% increase in assets during the year. The Bank's primary earning asset, total loans, increased by 120% to $23,152,227, while deposits increased from $13,125,121 to $21,933,393 at year-end 2001, a 67% increase.

First Capital has continued to have significant growth as reflected in the financial statements. We need your continued support through your banking relationship with First Capital. Your encouragement to others to use our banking services is greatly appreciated. We are proud of our full service operations in both Bennettsville, South Carolina, and Laurinburg, North Carolina. On behalf of the Board of Directors, management, and staff, we would like to thank you for your loyalty and confidence as demonstrated by your investment in First Capital Bancshares, Inc. Our stock continues to be traded on NASDAQ OTC Bulletin Board under the symbol FCPB.OB.

Sincerely,

Charles O. Rivers
President and Chief Executive Officer

Paul F. Rush
Chairman of the Board

FIRST CAPITAL BANCSHARES, INC.

Selected Financial Data

The following selected financial data for the years ended December 31, 2001, 2000, and 1999 and for the period December 19, 1997 to December 31, 1998 is derived from the financial statements and other data of the Company. The financial statements for the years ended December 31, 2001, 2000 and 1999 and for the period December 19, 1997 to December 31, 1998, were audited by Tourville, Simpson & Caskey, L.L.P., independent auditors. The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

	2001	2000	1999	1998
(Dollars in thousands)				
Income Statement Data:				
Interest income	$ 1,738	$ 1,259	$ 172	$ -
Interest expense	926	645	64	-
Net interest income	812	614	108	-
Provision for loan losses	212	110	42	-
Net interest income after provision for loan losses	600	504	66	-
Noninterest income	272	89	8	-
Noninterest expense	1,465	1,294	641	163
Income (loss) before income taxes	(593)	(701)	(567)	(163)
Income tax expense (benefit)	(216)	(271)	(266)	-
Net income (loss)	$ (377)	$ (430)	$ (301)	$ (163)
Balance Sheet Data:				
Assets	$ 27,873	$ 17,468	$ 9,697	$ 146
Earning assets	25,927	15,657	8,112	103
Securities (1)	1,974	3,395	4,115	-
Loans (2)	23,152	10,532	3,510	-
Allowance for loan losses	342	142	42	-
Deposits	21,933	13,125	4,885	-
Shareholders' equity	3,837	4,221	4,636	137
Per-Share Data:				
Earnings (losses) per share	$ (0.67)	$ (0.76)	$ (0.53)	$ -
Book value (period end)	6.81	7.49	8.22	-
Tangible book value (period end)	6.81	7.49	8.22	-
Performance Ratios:				-
Return on average assets	(1.63) %	(2.75) %	(6.97) %	- %
Return on average equity	(9.32)	(11.01)	(11.02)	-
Net interest margin (3)	3.85	4.44	4.60	-
Efficiency (4)	135.22	184.27	551.09	-
Equity to assets	13.77	24.16	47.81	93.84
Capital and Liquidity Ratios:				-
Average equity to average assets	17.48 %	24.98 %	63.25	-
Leverage (4.00% required minimum)	17.09	24.82	47.97	-
Tangible capital	17.09	24.82	47.97	
Risk-based capital				-
Tier 1	16.68	37.27	84.17	-
Total	17.93	38.53	84.93	-
Average loans to average deposits	84.53	79.23	26.22	-

1. Available for sale securities are stated at fair value. Nonmarketable securities are stated at cost.
2. Loans are stated at gross amounts before allowance for loan losses.
3. Net interest income divided by average earning assets.
4. Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

This Annual Report to Shareholders may contain forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and similar matters. All statements that are not historical facts are "forward-looking statements." Words such as "estimate," "project," "intend," "expect," "believe," "anticipate," "plan," and similar expressions identify forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with terms of the safe harbor, First Capital Bancshares, Inc., notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performances, development and results of the Company's business include, but are not limited to, the following: risks from changes in economic and industry conditions; changes in interest rates; risks inherent in making loans including repayment risks and value of collateral; dependence on senior management; and recently-enacted or proposed legislation. Statements contained in this filing regarding the demand for First Capital Bank's products and services, changing economic conditions, interest rates, consumer spending and numerous other factors may be forward-looking statements and are subject to uncertainties and risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation

The following discussion should be read in conjunction with the preceding "Selected Financial Data" and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

First Capital Bancshares, Inc., (the Company) is a savings and loan holding company headquartered in Bennettsville, South Carolina, organized to own all of the common stock of its subsidiary, First Capital Bank (the Bank). The Bank is a federally chartered savings bank. The Bank opened for business on September 27, 1999. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Marlboro County, South Carolina and Scotland County, North Carolina. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. The Bank opened an office in Laurinburg, North Carolina in January 2001.

Organizing activities for the Company began in December 1997. Upon the completion of the application process with the Office of Thrift Supervision (OTS) for a savings bank charter and with the Federal Deposit Insurance Corporation for deposit insurance, the Company was ready to issue stock. To fund its initial operations, the Company sold 30,000 shares of common stock to its organizers at $10.00 per share. On March 30, 1999, the Company commenced an initial public offering of up to 720,000 shares of its common stock. The stock sale resulted in the issuance of 563,728 shares at a price of $10.00 per share. The offering resulted in capital totaling $5,116,188, net of selling expenses of $521,092.

The terrorist attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and the United States' subsequent response to these events exaccerbated a general economic slowdown that may adversely affect our banking business. Economic slowdowns or recessions in our primary market area may be accompanied by reduced demand for credit, decreasing interest margins and declining real estate values, which may in turn result in a decrease in net earnings and an increased possibility of potential loan losses in the event of default. Any sustained period of decreased economic activity, increased delinquencies, foreclosures or losses could limit our growth and negatively affect our results of operations. We cannot predict the extent or duration of these events or their effect upon our business and operations. We will, however, closely monitor the effect of these events upon our business, and make adjustments to our business strategy as we deem necessary.

Results of Operations

Year ended December 31, 2001, compared with year ended December 31, 2000

Net interest income increased $197,882, or 32.24%, to $811,582 in 2001 from $613,700 in 2000. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $7,207,793, or 52.01%, due to continued growth in the loan portfolio. The primary components of interest income were interest on loans, including fees, of $1,466,246 and interest on securities available-for-sale of $134,740.

The Company's net interest spread and net interest margin were 3.10% and 3.85%, respectively, in 2001 compared to 2.90% and 4.44%, respectively, in 2000. The increase in net interest spread was primarily the result of management's efforts to increase loans which generally have relatively high interest rates as a percentage of total earning assets and to control interest rates during a declining interest rate environment. Yields on earning assets and rates on interest-bearing liabilities declined in 2001. Rates paid on earning assets decreased from 9.08% in 2000 to 8.25% in 2001. Rates paid on interest-bearing liabilities decreased from 6.18% in 2000 to 5.15% in 2001.

The provision for loan losses was $212,005 in 2001 compared to $109,781 in 2000. The Company increased the allowance for loan losses to a level management believes to be sufficient to cover known and inherent losses in the loan portfolio in view of the increase in the size of the loan portfolio and general weaknesses in the economy.

Noninterest income increased $183,701, or 207.56%, to $272,206 in 2001 from $88,505 in 2000. The increase is primarily a result of an increase in other service charges, commissions and fees of $82,786, to $89,874 for the year ended December 31, 2001. Of this increase, $65,564 was attributable to the reimbursement by our insurance company of legal fees stemming from the lawsuit brought against us by our former president. Noninterest income also increased as a result of the gain on the sale of securities totaling $55,622 in 2001. There were no gains on the sale of securities in 2000. In addition, service charges on deposit accounts increased from $60,534 for the year ended December 31, 2000 to $93,880 for the year ended December 31, 2001. This change is a result of an increase in deposit accounts over the two periods. Deposits at December 31, 2001 were $21,933,393 as compared to $13,125,121 at December 31, 2000.

Noninterest expense increased $171,485, or 13.25%, to $1,465,469 in 2001 from $1,293,984 in 2000. Salaries and employee benefits, the largest component of noninterest expense, increased $136,498, or 23.80%, to $710,072 in 2001 from $573,574 in 2000. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. Occupancy and furniture and equipment expense increased in 2001 as a result of opening the Laurinburg office in January. Other operating expenses decreased $15,445 to $548,350 for the year ended December 31, 2001. The Company's efficiency ratio was 142.53% in 2001 compared to 184.27% in 2000. The decrease is attributable to the increase in net interest income and noninterest income. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

The net loss was $377,069 in 2001 compared to a net loss of $430,195 in 2000. The decrease in net loss reflects our continued growth, as average-earning assets increased from $13,860,000 for the year ended December 31, 2000 to $21,068,000 for the year ended December 31, 2001. Return on average assets during 2001 was (1.68)% compared to (2.75)% during 2000, and return on average equity was (9.32)% during 2001 compared to (11.01)% during 2000.

A comparison between 2000 and 1999 is not relevant since the Bank was only open for business 3 months in 1999.

Net Interest Income

General. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. The yield on total interest earning assets less the rate on total interest bearing liabilities represents the Company's net interest rate spread. Net interest income divided by average interest-earning assets represents the Company's net interest margin.

Net Interest Income *(continued)*

Average Balances, Income and Expenses and Rates. The following table sets forth, for the years indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the period indicated.

Average Balances, Income and Expenses and Rates

Year ended December 31,	2001			2000			1999		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:									
Interest-earning Assets:									
Loans (1)	$ 15,789	$ 1,466	9.29 %	$ 8,721	$ 878	10.07 %	$ 328	$ 32	9.76 %
Securities, taxable (2)	2,185	135	6.17	4,067	307	7.56	795	58	7.29
Federal funds sold and other	3,045	134	4.40	1,043	72	6.90	1,226	82	6.69
Nonmarketable equity securities	49	3	5.59	29	2	5.74	-	-	-
Total earning assets	21,068	1,738	8.25	13,860	1,259	9.08	2,349	172	7.32
Cash and due from banks	574			424			1,156		
Premises and equipment	872			828			786		
Other assets	858			639			43		
Allowance for loan losses	(222)			(116)			(16)		
Total assets	$ 23,150			$15,635			$ 4,318		
Liabilities:									
Interest-bearing Liabilities:									
Interest-bearing transaction accounts	$ 2,538	82	3.25 %	$ 1,400	64	4.57 %	$ 145	4	2.76 %
Savings deposits	1,710	57	3.34	810	34	4.20	100	4	4.00
Time deposits	13,460	780	5.79	8,047	536	6.66	633	38	6.00
Other borrowings	292	7	2.44	182	11	6.04	276	18	6.52
Total interest-bearing liabilities	18,000	926	5.15	10,439	645	6.18	1,154	64	5.55
Demand deposits	969			750			373		
Accrued interest and other liabilities	134			540			60		
Shareholders' equity	4,047			3,906			2,731		
Total liabilities and shareholders' equity	$ 23,150			$15,635			$ 4,318		
Net interest spread			3.10 %			2.90 %			1.77 %
Net interest income		$ 812			$ 614			$ 108	
Net interest margin			3.85 %			4.44 %			4.60 %

(1) The effect of fees collected on loans is not significant to the computations. Nonaccrual loans are not included in average balances on loans. All loans and deposits are domestic.
(2) Average investment securities exclude the valuation allowance on securities available for sale.

Rate/Volume Analysis

Analysis of Changes in Net Interest Income. Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

	2001 compared to 2000 Due to increase (decrease) in				2000 compared to 1999 Due to increase (decrease) in			
(Dollars in thousands)	Volume (1)	Rate (1)	Volume/Rate	Total	Volume (1)	Rate (1)	Volume/Rate	Total
Interest income:								
Loans	$ 712	$ (68)	$ (56)	$ 588	$ 779	$ (3)	$ 74	$ 850
Securities, taxable	(142)	(57)	27	(172)	80	4	165	249
Federal funds sold	137	(26)	(49)	62	(46)	(27)	109	36
Nonmarketable equity securities	1	-	-	1	(176)	45	85	(46)
Total interest income	708	(151)	(78)	479	637	19	433	1,089
Interest expense:								
Interest-bearing deposits	450	(95)	(70)	285	(94)	(34)	716	588
Other borrowings	249	(7)	(246)	(4)	(65)	106	(48)	(7)
Total interest expense	699	(102)	(316)	281	(159)	72	668	581
Net interest income	$ 9	$ (49)	$ 238	$ 198	$ 796	$ (53)	$ (235)	$ 508

(1) Volume-rate changes have been allocated to each category based on the percentage of the total changes.

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

Net Interest Income

The following table sets forth the Company's interest rate sensitivity at December 31, 2001.

Interest Sensitivity Analysis

(Dollars in thousands)	One Through Three Months	After Three Through Twelve Months	After One Year Through Five Years	Greater Than Five Years or Non-Sensitive	Total
Assets					
Interest earning Assets					
Loans	$ 9,145	$ 1,317	$ 10,851	$ 1,839	$ 23,152
Securities	-	-	404	1,470	1,874
Federal funds sold	801	-	-	-	801
Nonmarketable equity securities	100	-	-	-	100
Total earning assets	10,046	1,317	11,255	3,309	25,927
Liabilities					
Interest-bearing liabilities:					
Interest-bearing deposits:					
Demand deposits	3,977	-	-	-	3,977
Savings deposits	1,474	-	-	-	1,474
Time deposits	5,873	8,302	996	-	15,171
Total interest-bearing deposits	11,324	8,302	996	-	20,622
Advances from FHLB	-	2,000	-	-	2,000
Total interest-bearing liabilities	11,324	10,302	996	-	22,622
Period gap	$ (1,278)	$ (8,985)	$ 10,259	$ 3,309	
Cumulative gap	$ (1,278)	$ (10,263)	$ (4)	$ 3,305	
Ratio of cumulative gap to total earning assets	(4.93)%	(39.58)%	(0.02)%	12.75%	

The previous table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds sold are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on these deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date. Advances from the Federal Home Loan Bank are reflected at their contractual maturity dates.

Net Interest Income *(continued)*

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is liability sensitive over all periods less than five years. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Accordingly, management believes a liability-sensitive gap position is not as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company's Board of Directors reviews and approves the appropriate level for the Company's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. The objective of management has been to fund the allowance for loan losses at approximately 1.25% to 1.50% of total loans outstanding until a history is established.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's income statement, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the inherent losses in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the allowance during a given period, and current and anticipated economic conditions.

The Company's allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process includes identification and analysis of inherent losses in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, chargeoffs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.

Provision and Allowance for Loan Losses *(continued)*

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known risks and inherent losses in the loan portfolio. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system. Although real estate mortgage loans comprise the largest category of total loans, the relative risk associated with these loans is considered less than that of traditional commercial and consumer loans. Commercial and consumer loans are usually secured by collateral other than real estate and therefore contain a higher degree of risk. In the ordinary course of performing examinations of the Bank, federal regulators review the adequacy of the allowance and may require the Bank to make additions to the allowance.

The following table sets forth certain information with respect to the Company's allowance for loan losses for the years ended December 31, 2001, 2000 and 1999.

Allowance for Loan Losses

(Dollars in thousands)	2001	2000	1999
Total loans outstanding at end of period	$ 23,152	$ 10,532	$ 3,510
Average loans outstanding	$ 15,789	$ 8,721	$ 328
Balance of allowance for loan losses at beginning of period	$ 142	$ 42	$ -
Loans charged off:			
Commercial, financial and agricultural	-	-	-
Real estate - mortgage	-	-	-
Consumer	12	10	7
Total loan losses	12	10	7
Recoveries of previous loan losses:			
Commercial, financial and agricultural	-	-	-
Real estate - mortgage	-	-	-
Consumer	-	-	-
Total recoveries	-	-	-
Net charge-offs	12	10	7
Provision for loan losses	212	110	42
Balance of allowance for loan losses at end of period	$ 342	$ 142	$ 42
Allowance for loan losses to period end loans	1.48 %	1.35 %	1.20 %
Ratio of net chargeoffs to average loans	0.08 %	0.11 %	- %

Nonperforming Assets

Nonperforming Assets. There were loans totaling $169,089 in nonaccrual status at December 31, 2001 and no loans in nonaccrual status at December 31, 2000. There were no loans past due ninety days or more and still accruing interest at December 31, 2001 or 2000. There were no restructured loans at December 31, 2001 or 2000.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or chargeoff of the principal balance of the loan which would necessitate additional charges to earnings. For all periods presented, the additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, is immaterial.

Potential Problem Loans. At December 31, 2001, the Company had identified $264,727 in criticized loans and $103,123 in classified loans through its internal review mechanisms. At December 31, 2000, the Company had identified $1,783 in criticized loans and $248,739 in classified loans through its internal review mechanisms. The results of this internal review process are considered in determining management's assessment of the adequacy of the allowance for loan losses. Until a history is established, the overall objective of the Company has been to maintain the allowance for loan losses at approximately 1.25% to 1.50% of total loans to provide for inherent loan losses.

Noninterest Income and Expense

Noninterest Income. Noninterest income for the year ended December 31, 2001 was $272,206, an increase of $183,701 from $88,505 for the year ended December 31, 2000. The increase is primarily a result of an increase in other service charges, commissions and fees of $82,786, to $89,874 for the year ended December 31, 2001. Of this increase, $65,564 was attributable to the reimbursement by our insurance company of legal fees stemming from the lawsuit brought against us by our former president. Noninterest income also increased as a result of the gain on the sale of securities totaling $55,622 during the year ended December 31, 2001. There were no gains on the sale of securities in 2000. In addition, service charges on deposit accounts increased from $60,534 for the year ended December 31, 2000 to $93,880 for the year ended December 31, 2001. This change is a result of an increase in deposit accounts over the two periods. Deposits at December 31, 2001 were $21,933,393, as compared to $13,125,121 at December 31, 2000.

Noninterest income for the year ended December 31, 2000 totaled $88,505. The largest component of noninterest income for the year ended December 31, 2000, was service charges on deposit accounts which totaled $60,534. This amount included NSF and overdraft fees of $45,170

The following table sets forth the principal components of noninterest income for the years ended December 31, 2001, 2000 and 1999.

(Dollars in thousands)	2001	2000	1999
Service charges on deposit accounts	$ 94	$ 60	$ 4
Residental mortgage origination fees	16	6	2
Credit life insurance commissions	17	15	-
Gain on sales of securities	56	-	-
Other income	89	7	2
Total noninterest income	$ 272	$ 88	$ 8

Noninterest Income and Expense *(continued)*

Noninterest Expense. Noninterest expense increased $171,485 or 13.25% to $1,465,469 for the year ended December 31, 2001. The opening of a second office in Laurinburg in January 2001 resulted in increased operating expenses. Occupancy expense increased $25,580 to $89,196 for the year ended December 31, 2001 when compared to 2000. Furniture and equipment expense increased $24,852 to $117,851 in 2001 from $92,999 in 2000. Salaries and employee benefits increased $136,498, or 23.80%, in 2001 from $573,574 in 2000. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. Other operating expenses decreased $15,445, or 2.74% to $548,350 in 2001 from $563,795 in 2000.

Salaries and employee benefits, the largest component of noninterest expense, were $573,574 for the year ended December 31, 2000. Other operating expenses totaled $563,795 for the year. The largest item in other operating expenses was professional fees which totaled $199,567.

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2001, 2000 and 1999.

(Dollars in thousands)	2001	2000	1999
Salaries and employee benefits	$ 710	$ 573	$ 339
Net occupancy expense	89	63	34
Furniture and equipment expense	118	93	13
Office supplies, forms, and stationery	32	33	38
Data processing and supplies	129	111	43
Professional fees and services	124	199	32
Telephone expenses	25	19	11
Other	238	203	131
Total noninterest expense	$ 1,465	$ 1,294	$ 641
Efficiency ratio	142.53%	184.27%	551.09%

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Loans averaged $15,789,000 in 2001 compared to $8,721,000 in 2000, an increase of $7,068,000 or 81.05%. At December 31, 2001, total loans were $23,152,227 compared to $10,532,237 at December 31, 2000.

Earning Assets *(continued)*

The following table sets forth the composition of the loan portfolio by category at the dates indicated and highlights the Company's general emphasis on consumer and mortgage lending.

Composition of Loan Portfolio

December 31,	2001		2000	
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$ 3,803	16.43 %	$ 1,440	13.67 %
Real estate:				
Construction	1,209	5.22	640	6.08
Mortgage-residential	6,553	28.30	2,768	26.28
Mortgage-nonresidential	6,523	28.17	2,566	24.36
Consumer and other	5,064	21.88	3,118	29.61
Total loans	23,152	100.00 %	10,532	100.00 %
Allowance for loan losses	(342)		(142)	
Net loans	$ 22,810		$ 10,390	

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Residential mortgage loans totaled $6,553,000 at December 31, 2001 and represented 28.30% of the total loan portfolio, compared to $2,768,000 at December 31, 2000. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, totaled $6,523,000 at December 31, 2001, compared to $2,566,000 at December 31, 2000. This represents an increase of $3,957,000 or 154.21% over the December 31, 2000 amount. The demand for residential and commercial real estate loans in the Bennettsville and Laurinburg markets has remained stable. The Company has been able to compete favorably for residential mortgage loans with other financial institutions by offering fixed rate products having three and five year call provisions.

The Company's loan portfolio is also comprised heavily of consumer loans. Consumer and other loans increased $1,946,000, or 62.41%, to $5,064,000 at December 31, 2001 from $3,118,000 at December 31, 2000.

The Company's loan portfolio reflects the diversity of its market. The Company's offices are located in Bennettsville in Marlboro County, South Carolina and in Laurinburg in Scotland County, North Carolina. The economies of these towns contain elements of medium and light manufacturing and distribution facilities. Management expects the area to remain stable with moderate growth in the future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

Earning Assets *(continued)*

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 2001.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2001 *(Dollars in thousands)*	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$ 2,908	$ 544	$ 351	$ 3,803
Real estate	6,231	6,699	1,355	14,285
Consumer and other	1,327	3,607	130	5,064
	$ 10,466	$ 10,850	$ 1,836	$ 23,152

Loans maturing after one year with:	
Fixed interest rates	$ 12,188
Floating interest rates	498
	$ 12,686

The information presented in the preceding table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities. The investment securities portfolio is also a component of the Company's total earning assets. Total securities available-for-sale averaged $2,185,000 in 2001, compared to $4,067,000 in 2000. At December 31, 2001, total securities available-for-sale were $1,874,051 compared to $3,361,612 at December 31, 2000. Nonmarketable equity securities, also included in investment securities represent the Company's investment in the stock of Federal Home Loan Bank. These securities are recorded at their original cost and totaled $100,000 and $33,100 at December 31, 2001 and 2000, respectively.

The following table sets forth the book value of the available-for-sale securities held by the Company at December 31, 2001 and 2000.

Book Value of Securities

December 31, *(Dollars in thousands)*	2001	2000
U.S. government agencies and corporations	$ 400	$ 1,677
Mortgage backed securities	1,486	1,685
Total securities available-for-sale	$ 1,886	$ 3,362

Earning Assets *(continued)*

The following table sets forth the scheduled maturities and weighted average yields of securities held at December 31, 2001.

Investment Securities Maturity Distribution and Yields

December 31, 2001	After One But Within Five Years	
(Dollars in thousands)	Amount	Yield
U.S. government agencies and corporations (1)	$ 404	4.74 %
Total securities available-for-sale	$ 404	4.74 %

(1) Excludes mortgage-backed securities totaling $1,470,176 with a yield of 5.89%, since mortgages can be called at anytime.

Other attributes of the securities portfolio, including yields and maturities, are discussed above in "--Net Interest Income-- Interest Sensitivity."

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $3,045,000 in 2001, compared to $1,043,000 in 2000. At December 31, 2001, federal funds sold totaled $801,000 compared to $1,730,000 at December 31, 2000. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $7,561,000, or 72.43%, to $18,000,000 in 2001, from $10,439,000 in 2000. Average interest-bearing deposits increased $7,451,000, or 72.64%, to $17,708,000 in 2001, from $10,257,000 in 2000. These increases resulted from increases in all categories of interest-bearing liabilities, primarily as a result of the continued growth of the Company.

Deposits. Average total deposits increased $7,670,000, or 69.68%, to $18,677,000 in 2001, from $11,007,000 in 2000. At December 31, 2001, total deposits were $21,933,393, compared to $13,125,121 a year earlier, an increase of 67.11%.

The following table sets forth our deposits by category at the dates indicated.

Deposits

December 31,	2001		2000	
(Dollars in thousands)	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$ 1,312	5.98 %	$ 420	3.20 %
NOW accounts	3,977	18.13	1,228	9.35
Money market accounts	1,298	5.92	701	5.34
Savings accounts	175	0.80	165	1.26
Time deposits less than $100,000	9,186	41.88	6,947	52.93
Time deposits of $100,000 or over	5,985	27.29	3,664	27.92
Total deposits	$ 21,933	100.00 %	$ 13,125	100.00 %

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $15,948,223 at December 31, 2001.

Deposits and Other Interest-Bearing Liabilities *(continued)*

Deposits, and particularly core deposits, have been the Company's primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 105.56% at December 31, 2001, and 80.24% at December 31, 2000. The maturity distribution of the Company's time deposits of $100,000 or more at December 31, 2001, is set forth in the following table:

Maturities of Certificates of Deposit of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$ 2,901	$ 2,563	$ 208	$ 313	$ 5,985

Approximately 48.47% of the Company's time deposits of $100,000 or more had scheduled maturities within three months, and 91.29% had maturities within six months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Borrowed Funds

Borrowed funds consist of federal funds purchased, securities sold under agreements to repurchase and advances from the Federal Home Loan Bank. Average borrowed funds were $292,000 in 2001, compared to $182,000 in 2000. Borrowed funds consisted primarily of advances from the Federal Home Loan Bank, which averaged $257,534 in 2001. Advances from Federal Home Loan Bank totaled $2,000,000 at December 31, 2001.

Securities sold under agreements to repurchase mature on a one to seven day basis. Information concerning securities sold under agreements to repurchase at December 31, 2001 is summarized as follows:

(Dollars in thousands)	2001
Average balance during the year	$ 23
Average interest rate during the year	1.37%
Maximum month-end balance during the year	-

Capital

Federally insured savings associations, such as the Bank, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). The capital standards also require core capital equal to at least 3% to 4% of adjusted total assets, depending on an institution's supervisory rating. Core capital generally consists of tangible capital.

The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital (as defined by regulation).

Capital *(continued)*

The OTS is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis. The OTS and FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risk-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

As of December 31, 2001, the most recent notifications from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

The Bank is required to maintain certain risk-based and leverage ratios. The Bank exceeded these regulatory capital ratios at December 31, 2001 as set forth in the following table.

(Dollars in thousands)	The Bank
Tier 1 capital	$ 3,404
Tier 2 capital (1)	282
Total qualifying capital	$ 3,686
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 22,579
Tier 1 risk-based capital ratio	15.08%
Total risk-based capital ratio	16.32%
Tier 1 leverage ratio	15.43%
Tangible risk-based capital ratio	15.43%

(1) Limited to 1.25% of total risk-weighted assets.

Liquidity Management and Capital Resources

Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Sources of liquidity include unused lines of credit to purchase federal funds from unrelated banks which totaled $1,250,000 at December 31, 2001. In addition, the Company has a line of credit with the Federal Home Loan Bank to borrow funds up to 10% of the Bank's total assets, which totaled $2,666,500 at December 31, 2001. The Bank had borrowed $2,000,000 on this line at December 31, 2001.

Impact of Off-Balance-Sheet Instruments

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. Our exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. We believe that through various sources of liquidity, we have the necessary resources to meet obligations arising from these financial instruments.

We use the same credit underwriting procedures for commitments to extend credit and standby letters of credit as we do for our on-balance-sheet instruments. The credit worthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

We are not involved in off-balance sheet contractual relationships, other than those disclosed in this report, that could result in liquidity needs or other commitments or that could significantly impact earnings.

As of December 31, 2001 our commitments to extend credit totaled $1,135,952 and our standby letters of credit totaled $171,000.

The following table sets forth the Company's expiration of commitments by period as of December 31, 2001.

(Dollars in thousands) Form of Commitment	Within One Year	Over One Year Through Three Years	Over Three Through Five Years	Over Five Years	Total
Lines of Credit	$ 894	$ 91	$ 28	$ 123	$ 1,136
Standby Letters of Credit	81	90	-	-	171
	$ 975	$ 181	$ 28	$ 123	$ 1,307

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Accounting and Financial Reporting Issues

In July, 2001 the Financial Accounting Standards Board (FASB) issued SFAS 141, *Business Combinations,* and SFAS 142, *Goodwill and Other Intangible Assets*. SFAS 141 eliminates the pooling of interests method of accounting for business combinations and requires the use of the purchase method. The Statement also requires that intangible assets be reported separately from goodwill. This Statement is effective for all transactions initiated after June 30, 2001. Under SFAS 142, goodwill is no longer subject to amortization; however, it should be evaluated for impairment on at least an annual basis and adjusted to its fair value. In addition, an acquired intangible should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of intent to do so. However, the FASB recommends that financial institutions continue to follow the basic guidelines of SFAS 72 in recording and amortizing goodwill and other unidentifiable intangible assets. The Company adopted SFAS 141 on July 1, 2001. SFAS 142 is effective for entities with fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 on January 1, 2002. The adoption of these Statements will not have any impact on the consolidated financial statements.

In June 1998, the FASB issued Statement (SFAS) 133, *Accounting for Derivative Instruments and Hedging Activities*, which as amended by SFAS 137 and SFAS 138 is effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The accounting for changes in the fair value of a derivative depends on how the derivative is used and how the derivative is designated. The Company adopted SFAS 133 on January 1, 2001. The adoption of SFAS 133 did not have any impact on the consolidated financial statements since the Company did not have any derivative instruments nor any derivative instruments embedded in other contracts in 2001.

Industry Developments

On November 4, 1999, the U.S. Senate and House of Representatives each passed the Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999. The Act was signed into law by President Clinton in November 1999. Among other things, the Act repealed the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also created a new "financial holding company" under the Bank Holding Company Act, which will permits holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorized activities that are "complementary" to financial activities. The Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that the Bank faces from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on the Company.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

TOURVILLE, SIMPSON & CASKEY, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 1769
COLUMBIA, SOUTH CAROLINA 29202

TELEPHONE (803) 252-3000
FAX (803) 252-2226

WILLIAM E. TOURVILLE, CPA
HARRIET S. SIMPSON, CPA, CISA, CDP
R. JASON CASKEY, CPA

JOHN T. DRAWDY, JR., CPA
TIMOTHY R. ALFORD, CPA
W. CLAYTON HESLOP, CPA
TIMOTHY S. VOGEL, CPA

MEMBER AICPA SEC AND
PRIVATE COMPANIES
PRACTICE SECTIONS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Capital Bancshares, Inc.
Bennettsville, South Carolina

We have audited the accompanying consolidated balance sheets of First Capital Bancshares, Inc., as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancshares, Inc., as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

Tourville, Simpson & Caskey, L.L.P.

Tourville, Simpson & Caskey, L.L.P.
Columbia, South Carolina
March 6, 2002

FIRST CAPITAL BANCSHARES, INC.

Consolidated Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 753,592	$ 396,900
Federal funds sold	801,000	1,730,000
Total cash and cash equivalents	1,554,592	2,126,900
Investment securities:		
Securities available-for-sale	1,874,051	3,361,612
Nonmarketable equity securities	100,000	33,100
Total investment securities	1,974,051	3,394,712
Loans receivable:	23,152,227	10,532,237
Less allowance for loan losses	(341,822)	(142,276)
Loans, net	22,810,405	10,389,961
Premises, furniture and equipment, net	501,291	842,031
Accrued interest receivable	175,872	150,108
Other assets	856,872	564,617
Total assets	$ 27,873,083	$ 17,468,329
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 1,312,090	$ 420,068
Interest-bearing transaction accounts	3,976,787	1,227,523
Savings	1,473,805	865,589
Time deposits $100,000 and over	5,985,170	3,664,972
Other time deposits	9,185,541	6,946,969
Total deposits	21,933,393	13,125,121
Advances from Federal Home Loan Bank	2,000,000	-
Accrued interest payable	94,326	91,018
Other liabilities	8,334	30,758
Total liabilities	24,036,053	13,246,897
Commitments and Contingencies (Notes 13 and 14)		
Shareholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized and unissued	-	-
Common stock, $.01 par value, 10,000,000 shares authorized; 563,728 shares issued and outstanding at December 31, 2001 and 2000	5,637	5,637
Capital surplus	5,110,551	5,110,551
Retained earnings (deficit)	(1,271,443)	(894,374)
Accumulated other comprehensive income (loss)	(7,715)	(382)
Total shareholders' equity	3,837,030	4,221,432
Total liabilities and shareholders' equity	$ 27,873,083	$ 17,468,329

The accompanying notes are an integral part of the consolidated financial statements.

FIRST CAPITAL BANCSHARES, INC.

Consolidated Statements of Income
for the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest income:			
Loans, including fees	$ 1,466,246	$ 878,436	$ 31,884
Investment securities, taxable	134,740	307,334	58,313
Nonmarketable equity securities	2,765	1,686	
Federal funds sold	117,562	71,408	35,391
Other interest income	16,472	-	46,148
Total	1,737,785	1,258,864	171,736
Interest expense:			
Time deposits $100,000 and over	322,148	199,851	19,869
Other deposits	596,931	433,534	25,855
Federal funds purchased and securities sold under agreements to repurchase	888	11,779	77
Other borrowings	6,236	-	18,159
Total	926,203	645,164	63,960
Net interest income	811,582	613,700	107,776
Provision for loan losses	212,005	109,781	42,309
Net interest income after provision for loan losses	599,577	503,919	65,467
Other operating income:			
Service charges on deposit accounts	93,880	60,534	4,061
Residential mortgage origination fees	15,644	5,747	2,145
Gain on sale of securities available-for-sale	55,622	-	-
Credit life insurance commissions	17,186	15,136	-
Other service charges, commissions, and fees	89,874	7,088	2,261
Total	272,206	88,505	8,467
Other operating expenses:			
Salaries and employee benefits	710,072	573,574	339,379
Occupancy expense	89,196	63,616	33,523
Furniture and equipment expense	117,851	92,999	13,485
Other operating expenses	548,350	563,795	254,227
Total	1,465,469	1,293,984	640,614
Income (loss) before income taxes	(593,686)	(701,560)	(566,680)
Income tax benefit	(216,617)	(271,365)	(265,991)
Net loss	$ (377,069)	$ (430,195)	$ (300,689)
Earnings (losses) per share			
Basic earnings (losses) per share	$ (0.67)	$ (0.76)	$ (0.53)
Diluted earnings (losses) per share	$ (0.67)	$ (0.76)	$ (0.53)

The accompanying notes are an integral part of the consolidated financial statements.

FIRST CAPITAL BANCSHARES, INC.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
for the years ended December 31, 2001, 2000, and 1999

	Common Stock		Capital	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Surplus	(Deficit)	Income	Total
Balance, December 31, 1998	30,000	$ 300	$ 299,700	$ (163,490)	$ -	$ 136,510
Issuance of common stock	533,728	5,337	5,331,943			5,337,280
Cost of common stock issuance			(521,092)			(521,092)
Net loss				(300,689)		(300,689)
Other comprehensive income, net of tax benefit of $8,067					(15,661)	(15,661)
Comprehensive income						(316,350)
Balance, December 31, 1999	563,728	5,637	5,110,551	(464,179)	(15,661)	4,636,348
Net loss				(430,195)		(430,195)
Other comprehensive income, net of tax expense of $7,871					15,279	15,279
Comprehensive income						(414,916)
Balance, December 31, 2000	563,728	5,637	5,110,551	(894,374)	(382)	4,221,432
Net loss				(377,069)		(377,069)
Other comprehensive income, net of tax benefit of $4,333					(7,333)	(7,333)
Comprehensive income						(384,402)
Balance, December 31, 2001	563,728	$ 5,637	$ 5,110,551	$ (1,271,443)	$ (7,715)	$ 3,837,030

The accompanying notes are an integral part of the consolidated financial statements.

FIRST CAPITAL BANCSHARES, INC.

Consolidated Statements of Cash Flows
for the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (377,069)	$ (430,195)	$ (300,689)
Adjustments to reconcile net income to net cash used by operating activities:			
Provision for possible loan losses	212,005	109,781	42,309
Depreciation and amortization expense	107,350	94,692	21,013
Accretion and premium amortization	(1,075)	(6,207)	(1,366)
Gain on sale of securities available-for-sale	(55,622)	-	-
Deferred income tax provision (benefit)	(216,617)	(263,956)	(274,253)
Increase in accrued interest receivable	(25,764)	(90,242)	(59,866)
Increase in accrued interest payable	3,308	64,256	26,762
(Increase) decrease in other assets	(71,305)	(25,278)	41,283
Increase (decrease) in other liabilities	(22,424)	21,647	111
Net cash used by operating activities	(447,213)	(525,502)	(504,696)
Cash flows from investing activities:			
Purchases of securities available-for-sale	(3,144,330)	(400,000)	(4,190,782)
Maturities of securities available-for-sale	1,676,298	1,182,612	53,553
Proceeds from sale of securities available-for-sale	3,000,624	-	-
Net increase in loans to customers	(13,301,880)	(7,031,697)	(3,510,354)
Purchase of premises and equipment	(166,932)	(138,947)	(818,789)
Proceeds from sale of premises and equipment	1,069,753	-	-
Purchase of Federal Home Loan Bank stock	(66,900)	(16,400)	(16,700)
Net cash used by investing activities	(10,933,367)	(6,404,432)	(8,483,072)
Cash flows from financing activities:			
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	4,249,502	963,193	1,549,987
Net increase in certificates of deposit and other time deposits	4,558,770	7,277,149	3,334,792
Advances from Federal Home Loan Bank	2,000,000	-	-
Net increase (decrease) in federal funds purchased	-	(140,000)	140,000
Issuance of common stock, net of direct costs	-	-	4,816,188
Net cash provided by financing activities	10,808,272	8,100,342	9,840,967
Net increase (decrease) in cash and cash equivalents	(572,308)	1,170,408	853,199
Cash and cash equivalents, beginning of period	2,126,900	956,492	103,293
Cash and cash equivalents, end of period	$ 1,554,592	$ 2,126,900	$ 956,492

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - First Capital Bancshares, Inc., (the Company) was incorporated on December 19, 1997 to organize and own all of the common stock of First Capital Bank (the Bank). First Capital Bank, a savings bank, opened for business on September 27, 1999. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Marlboro County, South Carolina and Scotland County, North Carolina. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in the consolidation.

Management's Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Significant Group Concentrations of Credit Risk - Most of the Company's activities are with customers located within Marlboro County, South Carolina and Scotland County, North Carolina. The types of securities in which the Company invests are discussed in Note 3. The types of lending in which the Company engages are discussed in Note 4. The Company does not have any significant concentrations to any one industry or customer.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated fair value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities represent the Company's investment in the stock of the Federal Home Loan Bank. The stock is carried at cost because it has no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock are included as a separate line item in interest income. At December 31, 2001 and 2000, the investment in Federal Home Loan Bank stock was $100,000 and $33,100, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

Impaired loans are measured based on the present value of discounted expected cash flows. When it is determined that a loan is impaired, a direct charge to bad debt expense is made for the difference between the net present value of expected future cash flows based on the contractual rate and discount rate and the Company's recorded investment in the related loan. The corresponding entry is to a related valuation account. Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due.

Allowance for Loan Losses - An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known risks and inherent losses in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current, and future economic conditions which may affect the borrowers' ability to pay and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged-off and deducted from the allowance. The provision for possible loan losses and recoveries of loans previously charged-off are added to the allowance.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on estimated useful lives for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over 20 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses and depreciable premises and equipment.

Retirement Plan - The Company has a contributory 401(k) plan covering substantially all employees. Under the plan, participants are permitted to make discretionary contributions up to 15% of annual compensation. The Company waived its option of matching employee contributions in 2001, 2000, and 1999.

Stock Compensation Plans - Statement of Financial Accounting Standards (SFAS) 123, *Accounting for Stock-Based Compensation,* encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. See Note 17.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Earnings Per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company are determined using the treasury stock method.

Statements of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

During 2001, 2000, and 1999 interest paid on deposits and other borrowings totaled $922,895, $580,908, and $37,198, respectively.

The Company made income tax payments of $2,450 during the year ended December 31, 2000. There were no tax payments for the years ended December 31, 2001 or 1999.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
Unrealized gains (losses) on available-for-sale securities	$ 43,956	$ 23,150	$ (23,728)
Reclassification adjustment for (gains) losses realized in net income	(55,622)	-	-
Net unrealized gains (losses) on securities	(11,666)	23,150	(23,728)
Tax effect	4,333	(7,871)	8,067
Net-of-tax amount	$ (7,333)	$ 15,279	$ (15,661)

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent Accounting Pronouncements – In July, 2001 the Financial Accounting Standards Board (FASB) issued SFAS 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 141 eliminates the pooling of interests method of accounting for business combinations and requires the use of the purchase method. The Statement also requires that intangible assets be reported separately from goodwill. This Statement is effective for all transactions initiated after June 30, 2001. Under SFAS 142, goodwill is no longer subject to amortization; however, it should be evaluated for impairment on at least an annual basis and adjusted to its fair value. In addition, an acquired intangible should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of intent to do so. However, the FASB recommends that financial institutions continue to follow the basic guidelines of SFAS 72 in recording and amortizing goodwill and other unidentifiable intangible assets. The Company adopted SFAS 141 on July 1, 2001. SFAS 142 is effective for entities with fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 on January 1, 2002. The adoption of these Statements will not have any impact on the consolidated financial statements.

In June 1998, the FASB issued Statement (SFAS) 133, *Accounting for Derivative Instruments and Hedging Activities,* which as amended by SFAS 137 and SFAS 138 is effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The accounting for changes in the fair value of a derivative depends on how the derivative is used and how the derivative is designated. The Company adopted SFAS 133 on January 1, 2001. The adoption of SFAS No. 133 did not have any impact on the consolidated financial statements since the Company did not have any derivative instruments nor any derivative instruments embedded in other contracts in 2001.

Reclassifications - Certain captions and amounts in the 2000 and 1999 financial statements were reclassified to conform with the 2001 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required to maintain cash balances with The Bankers Bank sufficient to cover all cash letter transactions. At December 31, 2001, the requirement was met by the cash balance in the account and by the line available for federal funds.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2001 and 2000 were:

	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
December 31, 2001				
U.S. government agencies and corporations	$ 400,000	$ 3,875	$ -	$ 403,875
Mortgage-backed securities	1,486,297	-	16,121	1,470,176
	$ 1,886,297	$ 3,875	$ 16,121	$ 1,874,051
December 31, 2000				
U.S. government agencies and corporations	$ 3,362,192	$ 17,674	$ 18,254	$ 3,361,612

NOTE 3 - INVESTMENT SECURITIES *(continued)*

For the year ended December 31, 2001, proceeds from sales of securities available-for-sale totaled $3,000,624. Gross realized gains totaled $55,622. There were no gross realized losses. There were no sales of securities in 2000.

The following is a summary of maturities of securities available-for-sale as of December 31, 2001. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-For-Sale	
	Amortized Cost	Estimated Fair Value
Due after one year but within five years	$ 400,000	$ 403,875
Mortgage-backed securities	1,486,297	1,470,176
Total	$ 1,886,297	$ 1,874,051

At December 31, 2001 and 2000, securities having an amortized cost of $1,149,711 and $347,957 and an estimated market value of $1,151,210 and $349,008, respectively, were pledged as collateral to secure public deposits and for other purposes as required and permitted by law.

NOTE 4 - LOANS

Major classifications of loans receivable at December 31, 2001 and 2000 are summarized as follows:

	December 31,	
	2001	2000
Real estate - construction	$ 1,208,616	$ 640,100
Real estate - mortgage	13,076,593	5,333,919
Commercial and industrial	3,802,652	1,439,724
Consumer and other	5,064,366	3,118,494
Total gross loans	$ 23,152,227	$ 10,532,237

Transactions in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 are summarized below:

	2001	2000	1999
Balance, beginning of year	$ 142,276	$ 42,309	$ -
Provision charged to operations	212,005	109,781	42,309
Recoveries on loans previously charged-off	-	-	-
Loans charged-off	(12,459)	(9,814)	-
Balance, end of year	$ 341,822	$ 142,276	$ 42,309

There were loans totaling $169,089 in nonaccrual status at December 31, 2001. There were no loans past due ninety days or more and still accruing interest at December 31, 2001. There were no loans in nonaccrual status and no loans past due ninety days or more at December 31, 2000.

NOTE 4 – LOANS *(continued)*

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the Bank's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in Marlboro County, South Carolina, and Scotland County, North Carolina, and surrounding areas.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31, 2001 and 2000:

	2001	2000
Land and improvements	$ -	$ 170,073
Buildings and leasehold improvements	183,534	361,931
Furniture and equipment	527,352	404,444
Construction in progress	-	17,202
Total	710,886	953,650
Less, accumulated depreciation	209,595	111,619
Premises and equipment, net	$ 501,291	$ 842,031

During 2001, the Company sold the building and land in Bennettsville originally acquired to be the permanent banking facility to an unaffiliated third party. The sales price of $546,810 was equivalent to the Company's basis in the property which was also the fair market value of the property at the time of the sale. Consequently, no gain or loss was recognized on the transaction. The Company financed this purchase for the borrower under terms normally made in the ordinary course of business. The Company leases a portion of this building. See Note 11.

Also in 2001, the Company acquired and subsequently sold the building to be used as the permanent facility in Laurinburg to an unaffiliated third party. The sales price of $522,943 was equivalent to the Company's basis in the property which was also the fair market value of the property at the time of the sale. Consequently, no gain or loss was recognized on the transaction. The Company also financed this purchase for the borrower under terms normally made in the ordinary course of business. The Company leases this building. See Note 11.

NOTE 6 - DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 was $5,985,170.

At December 31, 2001, the scheduled maturities of certificates of deposit were as follows:

Maturing In	Amount
2002	$ 14,174,886
2003	369,167
2004	417,027
2005	42,317
2006	167,314
Total	$ 15,170,711

NOTE 7 – ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank totaled $2,000,000 at December 31, 2001. The fixed rate advance bears an interest rate of 2.40% and matures on November 15, 2002. The advance is secured by specific one to four family residential mortgage loans totaling $2,734,669 at December 31, 2001 and by the Company's stock in the Federal Home Loan Bank.

NOTE 8 - SHAREHOLDERS' EQUITY

Dividends paid by the Bank are the primary source of funds available to the Company. OTS regulations limit the amount of dividends which the Bank may pay without obtaining prior regulatory approval. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 2001, total shareholders' equity of the Bank was $3,395,912 and was not available for dividends.

NOTE 9 - OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2001, 2000, and 1999 are summarized below:

	2001	2000	1999
Professional fees	$ 124,236	$ 199,567	$ 32,324
Telephone expenses	25,546	19,690	11,364
Office supplies, forms, and stationery	31,640	32,691	37,792
Data processing	128,515	111,361	43,381
Insurance	34,014	32,777	2,147
Advertising and marketing	23,000	13,794	6,669
Other	181,399	155,601	120,550
Total	$ 548,350	$ 565,481	$ 254,227

NOTE 10 - INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2001, 2000, and 1999 are summarized as follows:

	2001	2000	1999
Currently payable:			
Federal	$ -	$ -	$ -
State	-	-	2,450
Total current	-	-	2,450
Change in deferred income taxes:			
Federal	(202,549)	(221,371)	(232,871)
State	(18,401)	(42,123)	(43,637)
Total deferred	(220,950)	(263,494)	(276,508)
Income tax expense	$ (220,950)	$ (263,494)	$ (274,058)
Income tax expense is allocated as follows:			
To continuing operations	$ (216,617)	$ (271,365)	$ (265,991)
To shareholders' equity	(4,333)	7,871	(8,067)
Income tax expense	$ (220,950)	$ (263,494)	$ (274,058)

The gross amounts of deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 132,543	$ 55,058
Net operating loss carryforward	590,825	381,724
Organization costs	111,954	152,665
Available-for-sale securities	4,530	197
Contribution carryforward	2,523	997
Nonaccrual of interest	3,163	-
Total deferred tax assets	845,538	590,641
Less, valuation allowance	(33,549)	(13,406)
Net deferred tax assets	811,989	577,235
Deferred tax liabilities:		
Accumulated depreciation	51,036	37,232
Net deferred tax asset	$ 760,953	$ 540,003

NOTE 10 - INCOME TAXES *(continued)*

Deferred tax assets represent the future tax benefit of deductible differences and, if its more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2001, management has determined that it is more likely than not that $811,989 of the total deferred tax asset will be realized, and accordingly, has established a valuation allowance of $33,549.

The Company has a net operating loss for federal income tax purposes of $1,463,429 as of December 31, 2001. This net operating loss expires in the year 2020.

A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes for the years ended December 31, 2001, 2000, and 1999 is presented below:

	2001	2000	1999
Tax expense at statutory rate	$ (201,853)	$ (238,530)	$ (192,671)
State income tax, net of federal income tax benefit	(34,907)	(28,581)	(34,703)
Change in the deferred tax asset valuation allowance	20,143	(11,311)	(40,679)
Nondeductible items	-	7,057	2,062
Income tax benefit	$ (216,617)	$ (271,365)	$ (265,991)

NOTE 11 - LEASES

As discussed in Note 5, the Company began leasing from an unaffiliated third party a portion of the building originally acquired to be the permanent banking facility in Bennettsville in 2001. The lease agreement is for a term of ten years, beginning October 1, 2001 and ending September 30, 2011. The Company has the right to exercise two successive options to renew the lease for five years each. The monthly rental rate is $3,175. Rental expense for the year ending December 31, 2001 was $9,525.

As discussed in Note 5, the Company entered into a ten year lease agreement with an unaffiliated third party for the Laurinburg banking facility. The initial lease term began December 1, 2001 and expires on November 30, 2011. The Company has the right to exercise two successive options to renew the lease for five years each. The monthly rental rate for the first five years is $3,500 per month, and the rental rate for the second five years is $3,600 per month. Rental expense for the year ending December 31, 2001 was $3,500.

The Company entered into a lease agreement for a loan production facility in McColl, South Carolina with the mother of the loan officer that manages this facility. The initial lease term is for a period of one year and expires December 31, 2002. The lease term will automatically be extended on a month-to-month basis after December 31, 2002. The monthly rental rate will be $300.

The Company also leases a building formerly used as a branch site in Laurinburg, from a third party. The initial lease term is for a period of three years, with an option to buy the building at any time during the lease term. The commencement date of the lease was July 1, 1999, and the lease expires on July 1, 2002. The monthly rental rate is $725 during the first year and $825 per month during the second and third years. The Company does not anticipate renewing the lease after July 1, 2002. Rental expense for the years ended December 31, 2001, 2000 and 1999 was $9,900, $9,300 and $4,200, respectively.

NOTE 11 – LEASES *(continued)*

Future minimum rent commitments under the noncancellable operating lease agreements at December 31, 2001 was as follows:

2002	$	88,650
2003		80,100
2004		80,100
2005		80,100
2006		80,200
Total	$	409,150

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of loans to related parties was $747,534 and $472,789 at December 31, 2001 and 2000. During 2001, $368,960 of new loans were made to related parties and repayments totaled $94,215.

At December 31, 2001, the Company's consumer and other loans receivable includes auto loans of approximately $652,482 that have been guaranteed by a director.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2001, management and legal counsel are not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk as of December 31, 2001 and 2000:

	2001	2000
Commitments to extend credit	$ 1,135,952	$ 508,898
Standby letters of credit	171,000	-

NOTE 15 - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined). Management believes, as of December 31, 2001, that the Bank met all capital adequacy requirements to which it is subject.

NOTE 15 - REGULATORY MATTERS *(continued)*

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2001 are also presented in the table.

The following table summarizes the capital amounts and ratios and the regulatory minimum requirements at December 31, 2001 and 2000 for the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001						
Total capital (to risk-weighted assets)	$ 3,685,728	16.32%	$ 1,806,320	8.00%	$ 2,336,047	10.00%
Tier 1 capital (to risk-weighted assets)	3,403,628	15.08%	903,160	4.00%	1,401,628	6.00%
Tier 1 capital (to average assets)	3,403,628	15.43%	882,400	4.00%	1,103,000	5.00%
Tangible capital (to average assets)	3,403,628	15.43%	330,900	1.50%	N/A	N/A
December 31, 2000						
Total capital (to risk-weighted assets)	$ 3,903,472	34.72%	$ 899,342	8.00%	$ 1,124,178	10.00%
Tier 1 capital (to risk-weighted assets)	3,761,196	33.46%	449,671	4.00%	674,507	6.00%
Tier 1 capital (to average assets)	3,761,196	22.70%	662,741	4.00%	828,427	5.00%
Tangible capital (to average assets)	3,761,196	22.70%	248,528	1.50%	N/A	N/A

NOTE 16 - UNUSED LINES OF CREDIT

As of December 31, 2001, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $1,250,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. In addition, the Company has a line of credit with the Federal Home Loan Bank to borrow funds up to 10% of the Bank's total assets, which totaled $2,666,500 as of December 31, 2001. As of December 31, 2001, the Bank had borrowed $2,000,000 on this line.

NOTE 17 – STOCK COMPENSATION PLAN

On April 25, 2000, the shareholders approved the adoption of a stock incentive plan (2000 Stock Incentive Plan). The plan authorizes the grant to employees and directors of stock options for up to 84,560 shares of common stock from time to time during the term of the plan, subject to adjustment upon changes in capitalization so that the number of shares authorized shall at all times equal 15% of the outstanding shares of common stock. Under the plan, the Company may grant either incentive stock options or nonqualified stock options. The Company may grant any or all of the 84,560 shares available under the plan as incentive stock options. The plan will be administered by the Board of Directors. The Board will determine the employees and directors who will receive options and the number of shares that will be covered by their options. The Board will also determine the periods of time (not exceeding ten years from the date of grant in the case of an incentive stock option) during which options will be exercisable and will determine whether termination of an optionee's employment under various circumstances would terminate options granted under the plan to that person. The option price per share is an amount to be determined by the Board of Directors, but the option price per share will not be less than 100% of the fair market value per share on the date of grant.

At December 31, 2001, no options had been granted under the 2001 Stock Incentive Plan.

Also, under the terms of an employment agreement with the Company's Chief Executive Officer (CEO), certain stock options were granted to him as part of his compensation and benefits package. Under the agreement, the CEO is entitled to 1,000 stock options per year for a total of 5,000 options based on the achievement of specific goals and criteria. Each grant of 1,000 options will vest on January 1 of the year following the year for which the award was earned. In addition, the agreement required the Company to grant options to purchase an additional 30,000 shares of common stock at an exercise price of $7.80 per share. The agreement states that the shares will vest at a rate of 20% on each of the first five anniversaries of the date the CEO commenced employment with the Company (August 31, 2000).

At December 31, 2001, 30,000 options had been granted under the terms of the employment agreement with the CEO.

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates consistent with the method of FASB Statement 123, the Company's net income (loss) and earnings (losses) per share for the year ended December 31, 2001, would have been reduced to the pro forma amounts indicated below:

	2001
Net income (loss):	
As reported	$ (377,069)
Pro forma	(405,358)
Basic earnings (losses) per share:	
As reported	$ (0.67)
Pro forma	(0.72)
Diluted earnings (losses) per share:	
As reported	$ (0.67)
Pro forma	(0.72)

In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001: dividend yield of 0 percent; expected volatility of 44 percent; risk-free interest rates of 4.71%; and an expected life of 5 years. There were no options granted in 2000 or 1999.

NOTE 17 – STOCK COMPENSATION PLAN *(continued)*

The weighted-average fair value of options, calculated using the Black-Scholes option-pricing model, granted during 2001 was $3.54.

A summary of the status of the Company's stock option plan (including options to the CEO) as of December 31, 2001, and changes during the year is presented below:

	2001	
	Options	Weighted Average Exercise Price
Outstanding at beginning of year	-	$ -
Granted	30,000	7.80
Exercised	-	-
Cancelled	-	-
Outstanding at ending of year	30,000	$ 7.80

Options exercisable at December 31, 2001, were 6,000.

At December 31, 2001, the outstanding stock options, including those exercisable, had a weighted average remaining life of 3.83 years. All stock options that have been issued have an exercisable price of $7.80.

NOTE 18 - EARNINGS PER SHARE

Net income per share - basic is computed by dividing net income by the weighted-average number of common shares outstanding. Net income per share - diluted is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. There were no dilutive common share equivalents outstanding during 2001, 2000, or 1999 due to the net loss; therefore, basic earnings per share and diluted earnings per share were the same.

	2001	2000	1999
Net income (loss) per share - basic computation:			
Net income (loss) available to common shareholders	$ (377,069)	$ (430,195)	$ (300,689)
Average common shares outstanding - basic	563,728	563,728	563,728
Net income (loss) per share - basic	$ (0.67)	$ (0.76)	$ (0.53)

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying values of nonmarketable equity securities approximate the fair value since no ready market exists for the stocks.

Loans - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair values of demand deposits, savings, and money market accounts are the amounts payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from Federal Home Loan Bank - The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently. The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the Federal Home Loan Bank.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 753,592	$ 753,592	$ 396,900	$ 396,900
Federal funds sold	801,000	801,000	1,730,000	1,730,000
Securities available-for-sale	1,874,051	1,874,051	3,361,612	3,361,612
Nonmarketable equity securities	100,000	100,000	33,100	33,100
Loans	23,152,227	23,322,269	10,532,237	10,388,537
Allowance for loan losses	(341,822)	(341,822)	(142,276)	(142,276)
Accrued interest receivable	175,872	175,872	150,108	150,108
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 6,762,682	$ 6,762,682	$ 2,513,180	$ 2,513,180
Certificates of deposit and other time deposits	15,170,711	15,250,861	10,611,941	10,697,408
Advances from Federal Home Loan Bank	2,000,000	1,983,827	-	-
Accrued interest payable	94,326	94,326	91,018	91,018
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 1,135,952	$ 1,135,952	$ 508,898	$ 508,898
Standby letters of credit	171,000	171,000	-	-

NOTE 20 - FIRST CAPITAL BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for First Capital Bancshares, Inc. (Parent Company Only).

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 4,753	$ 19,371
Federal funds sold	425,000	30,000
Securities available-for-sale	-	400,000
Investment in banking subsidiary	3,395,912	3,760,812
Other assets	11,363	11,735
Total assets	$ 3,837,028	$ 4,221,918
Liabilities and Shareholders' equity		
Other liabilities	$ -	$ 486
Shareholders' equity	3,837,028	4,221,432
Total liabilities and shareholders' equity	$ 3,837,028	$ 4,221,918

Statements of Income
for the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Income			
Interest on investment securities	$ 5,186	$ 23,535	$ -
Interest on federal funds sold	12,562	6,814	8,561
Other interest income	-	-	46,148
Other income	2,027	5	1,250
Total income	19,775	30,354	55,959
Expenses			
Other expenses	48,568	52,241	32,639
Income before income taxes and equity in undistributed earnings (losses) of banking subsidiary	(28,793)	(21,887)	23,320
Income tax expense (benefit)	(9,292)	(8,243)	9,096
Equity in undistributed losses of banking subsidiary	(357,568)	(416,551)	(314,913)
Net loss	$ (377,069)	$ (430,195)	$ (300,689)

NOTE 20 - FIRST CAPITAL BANCSHARES, INC. (PARENT COMPANY ONLY) *(continued)*

Statements of Cash Flows
for the years ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income (loss)	$ (377,069)	$ (430,195)	$ (300,689)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed losses of banking subsidiary	357,568	416,551	314,913
Pre-opening expenses transferred to the Bank	-	-	163,492
(Increase) decrease in other assets	369	(11,735)	42,217
Increase (decrease) in other liabilities	(486)	(8,610)	96
Net cash (used) provided by operating activities	(19,618)	(33,989)	220,029
Cash flows from investing activities			
Purchases of securities available-for-sale	-	(400,000)	-
Maturities of securities available-for-sale	400,000	-	-
Net cash provided (used) by investing activities	400,000	(400,000)	-
Cash flows from financing activities			
Issuance of common stock	-	-	5,337,280
Purchase of Bank's common stock	-	-	(4,656,150)
Costs of stock issuance	-	-	(521,092)
Net cash provided by financing activities	-	-	160,038
Increase (decrease) in cash	380,382	(433,989)	380,067
Cash and cash equivalents, beginning of period	49,371	483,360	103,293
Cash and cash equivalents, ending of period	$ 429,753	$ 49,371	$ 483,360

FIRST CAPITAL BANCSHARES, INC.

CORPORATE DATA

BOARD OF DIRECTORS

Name and Address	Position with Company
Shoukath Ansari, M.D. Bennettsville, SC	Physician & Owner Marlboro Gastroenterology Associates
John H. Covington Laurinburg, NC	Retired Owner & President Covington Redi-Mix, Inc.
Robert G. Dowdy Bennettsville, SC	Pharmacist Marlboro Park Hospital
Harry L. Howell, Jr. Laurinburg, NC	Owner & President Scotland Motors, Inc.
Luther D. Hutchins Bennettsville, SC	Owner & President Marlboro Appliance Company
Joe D. Manis Laurinburg, NC	Owner & President Manis Custom Builders, Inc.
Charles O. Rivers Bennettsville, SC	Chief Executive Officer and President First Capital Bancshares, Inc. and First Capital Bank
Paul F. Rush, M.D. Laurinburg, NC	Physician & Partner Scotland Orthopedics, P.A.

FIRST CAPITAL BANK

OFFICERS

Name	Position
Charles O. Rivers	President and Chief Executive Officer
John M. Digby	Chief Financial Officer and Principal Accounting Officer
John McInnis	Chief Credit Officer

FIRST CAPITAL BANCSHARES, INC.

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of First Capital Bancshares, Inc. will be held at the Marlboro Electric Cooperative Meeting Room, 254 Highway 15/401 By Pass East, Bennettsville, South Carolina on Tuesday, May 21, 2002, at 2:00 p.m.

CORPORATE OFFICE:

207 Highway 15/401 Bypass East
Bennettsville, South Carolina 29512
Phone: (843) 454-9337
Fax: (843) 454-9338

CORPORATE COUNSEL:

Haynsworth Sinkler Boyd, P.A.
The Palmetto Center
Post Office Box 11889
Columbia, South Carolina 29211

STOCK TRANSFER AGENT:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004

INDEPENDENT AUDITORS:

Tourville, Simpson & Caskey, L.L.P.
500 Taylor Street, Suite 101
P.O. Box 1769
Columbia, S.C. 29202

STOCK INFORMATION:

The Common Stock of First Capital Bancshares, Inc. is not listed on any exchange. However, the stock is quoted on the NASDAQ OTC Bulletin Board under the symbol "FCPB.OB." There were approximately 360 shareholders of record on December 31, 2001.

The table below sets forth for the periods indicated the high and low bid prices of our common stock as reported by the Nasdaq OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Price Range	
	High	Low
First Quarter, 2000	$10.00	$9.00
Second Quarter, 2000	9.00	6.00
Third Quarter 2000	7.00	4.13
Fourth Quarter, 2000	7.00	5.00
First Quarter, 2001	7.00	6.25
Second Quarter, 2001	8.00	5.57
Third Quarter, 2001	10.75	5.00
Fourth Quarter, 2001	10.25	8.25

First Capital Bancshares, Inc., has never paid any cash dividends. The ability of First Capital Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from First Capital Bank. However, certain restrictions exist regarding the ability of the Bank of transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO: JOHN M. DIGBY, CHIEF FINANCIAL OFFICER, FIRST CAPITAL BANCSHARES, INC., 207 HIGHWAY 15/401 BYPASS EAST, BENNETTSVILLE, SOUTH CAROLINA 29512.

First Capital Bancshares, Inc.
207 Highway 15 / 401 Bypass East
Bennettsville, South Carolina 29512
Telephone (843) 454-9337